SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S/A CNPJ/MF nº 02.558.129/0001-45 - NIRE 33.3.0026819-7 (Publicly-held Company)

MINUTES OF THE REGULAR AND SPECIAL MEETINGS OF SHAREHOLDERS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. , HELD ON MARCH 29, 2005 .

1.  DATE, TIME AND PLACE: Meetings instated and cumulatively held on March 29, 2005, at 02:00 p.m., on Praia de Botafogo, 501, 7o andar, Torre Corcovado, Sala das Bandeiras, Botafogo, Rio de Janeiro/RJ.

2.  CALL NOTICE: The meetings were called through first call notice published in the Rio de Janeiro State Official Gazette, (Part V – pages 13, 3 and 28, respectively), in "Jornal do Commercio" newspaper (pages A-6 and A-4, respectively) and in "Gazeta Mercantil" newspaper (pages A-7, A-12 and A-19, respectively), issues of February 23, 24 and 25, 2005.

3.  AGENDA:

Of the Regular Meeting of Shareholders

(1) To receive the Management's Report, examine, discuss and vote the financial statements of the company, relating to fiscal year ended on 12.31.2004;

(2) To resolve on the allocation of the profit for the year and distribution of dividends;

(3) To approve the capital budget of the company for fiscal year 2005;

(4) To elect the members of the Audit Committee of the Company; and

(5) To set the overall annual compensation of the directors/officers and the individual compensation of the members of the Audit Committee.

Of the Special Meeting of Shareholders : to resolve on the following proposals of the Board of Directors:

(1)  to confirm the wording of article 5 of the Articles of Incorporation, as suggested by the Board of Directors at a meeting held on 03.30.04, which approved the increase in the capital stock of the company, resulting from the capitalization of the controlling shareholders' credit arising out of the use of the tax benefit resulting from premium of previous fiscal years, put into effect in the subsidiaries Telerj Celular S.A. and Telest Celular S.A.;

(2)  to group the 449,009,994,135 registered/book-entry type shares, with no face value, being 189,434,957,933 common shares and 259,575,036,202 preferred shares, of the Capital Stock, in the proportion of five thousand (5,000) shares for one (1) share of the respective type, converting them into 89,801,999 registered/book-entry type shares, with no face value, being 37,886,992 common shares and 51,915,007 preferred shares, in accordance with the provisions in Article 12 of Law no. 6404/76, with consequent amendment to article 5 of the Articles of Incorporation;

(3)  in consequence of the proposal for grouping of shares, to amend article 4 of the Articles of Incorporation, as for the limit of the authorized capital, which limit is reduced from up to seven hundred billion (700,000,000,000) shares to one hundred and forty million (140,000,000) shares.

4.  ATTENDEES: The meeting was attended by shareholders representing more than two thirds (2/3) of the voting capital, as recorded and signed in the Shareholders Attendance Book, as well as by Mr. Javier Rodríguez García – Vice-President for Technology and Networks, Mr. Alessandro Prado, representing Deloitte Touche Tohmatsu Auditores Independentes, Mr. Marcio Barbosa Lins, representing the Audit Committee, and Carlos Cesar Mazur, the Company's Accountant.

5.  PRESIDING BOARD : Evandro Luís Pippi Kruel – Chairman of the Meeting and Simone Wilches Braga – Secretary of the Meeting.

6.  RESOLUTIONS :

6.1  Upon starting with the businesses of the meeting, the Chairman made it clear that the minutes of the meeting would be drawn-up as a summary of the facts occurred therein, containing solely a transcript of the resolutions made, as permitted in article 130, § 1 of the Joint-Stock Corporations Act, and informed that documents or proposals, vote or dissenting statements regarding the matters to be resolved should be submitted in writing to the Presiding Board which, for such purpose, would be represented by the Secretary of the Meeting. Thus, in relation to item " 1" of the agenda, the Chairman informed that the pertinent documents relating to the management's report were available to the shareholders. Such documents include: the Management Report , the Financial Statements, together with the Independent Auditors' Opinion, and the Audit Committee Opinion, all of them referring to the fiscal year ended on 12.31.2004. Following, the Chairman proposed and the attendees accepted to waive the reading of the referred documents, since they were known to all of them present to the meeting, which documents, in compliance with the due legal provisions, were published in Rio de Janeiro State Official Gazette (Part V – pages 04 to 12), issue of February 21, 2005, in "Jornal do Commercio" newspaper (pages A15 to A19), and in "Gazeta Mercantil" newspaper (pages C-13 to C-17), issues of February 18, 2005. Upon being submitted to discussion and, following, to voting, with those legally prohibited having refrained themselves from voting, the matter contained in item 1 of the agenda was approved by unanimous vote of the shareholders present to the meeting, and it has been requested that a statement of thankfulness by the company to minority shareholder José Teixeira de Oliveira should be recorded in the minutes of the meeting, whereby the Management Report , the Financial Statements, together with the Independent Auditors' Opinion and the Audit Committee Opinion for fiscal year ended on 12.31.2004 were fully and expressly approved, without any reserve or restriction whatsoever.

6.2 As for item "2" of the agenda, the Chairman submitted the matter to discussion and voting, whereby the Proposal for Allocation of the Profit for the Year and Distribution of Dividends for Year 2004 was fully approved, by unanimous vote of the shareholders present to the meeting, with favorable vote of minority shareholder José Teixeira de Oliveira having been recorded, without any restriction or exception whatsoever. In consequence of the above referred approval, it has been expressly resolved that the allocation of the Net Profit for the Year, in the amount of ninety-two million, eight hundred and seventy-eight thousand, seven hundred and thirteen reais and thirty-nine cents (R$ 92,878,713.39), posted to the Retained Earnings account, shall be as follows:

Net Profit for the Year	92,878,713.39
Allocation to Legal Reserve	(4,643,935.67)
Adjusted Net Profit	88,234,777.72
Dividends – Interest on Own Capital (Gross)	(25,508,694.43)
Remaining Balance of Net Profit	62,726,083.29

1- LEGAL RESERVE: In conformity with article 193 of Law no. 6404/76, five per cent (5%) of the Net Profit are required to be allocated to the Legal Reserve in the amount of four million, six hundred and forty-three thousand, nine hundred and thirty-five reais and sixty-seven cents (R$ 4,643,935.67). 2 – DIVIDENDS AND INTEREST ON OWN CAPITAL: In compliance with the provisions in article 7, combined to articles 26, 27 and 28 of the Articles of Incorporation of the Company, in article 202, items I, II, III of Law no. 6404/76 and in Law no. 8920/94, and in compliance with orders issued by the Brazilian Securities and Exchange Commission – CVM, the Company's Management has proposed the payment of dividends in the amount of twenty-two million, fifty-eight thousand, six hundred and ninety-four reais and forty-three cents (R$ 22,058,694.43). Such dividends, declared in the closing balance sheet of 2004 to holders of Preferred and Common Shares, comprise interests on own capital, as determined in article 9 of Law no. 9249/95, in the amount of twenty-three million reais (R$ 23,000,000.00), which, after deduction of income tax, resulted in nineteen million, five hundred and fifty thousand reais (R$ 19,550,000.00), and supplementary dividends in the amount of two million, five hundred and eight thousand, six hundred and ninety-four reais and forty-three cents (R$ 2,508,694.43), as shown below:

Interest on Own Capital	23,000,000.00
(-) Withheld Income Tax	(3,450,000.00)
Net Amount of Interests Ascribed to Dividends	19,550,000.00
Supplementary Dividends	2,508,694.43
Dividends/Net JSCP (Interest on Own Capital)	22,058,694.43

The distribution of JSCP is show below:
Interest on Own Capital	23,000,000.00
Common Shares	9,173,267.76
Preferred Shares	13,826,732.24
(-) Withheld Income Tax	(3,450,000.00)
Net Amount of Interests Ascribed to Dividends	19,550,000.00

Interest on Own Capital per thousand shares in R$	Net Amount
ON Shares	0.041161
PN Shares	0.045277

The distribution of Supplementary Dividends is shown below:
Supplementary Dividends	2,508,694.43
Common Shares	1,000,561.99
Preferred Shares	1,508,132.44

Supplementary Dividend per thousand shares in R$	Net Amount
ON Shares	0.005281
PN Shares	0.005810

The total distribution is shown below:
JSCP + Supplementary Dividends	25,508,694.43
Common Shares	10,173,829.75
Preferred Shares	15,334,864.68
(-) Withheld Income Tax on JSCP	(3,450,000.00)
Net Amount of JSCP + Dividends	22,058,694.43

JSCP + Supplementary Dividends per thousand shares R$	Net Amount
ON Shares	0.046442
PN Shares	0.051087

Tax-immune shareholders will receive full Interest on Own Capital, without income tax withholding. The payment of interests on own capital and of supplementary dividends shall be effected until December 22, 2005 . 3 – RETAINED EARNINGS: It has been further proposed that the remaining balance of the Adjusted Net Profit, under the terms of art. 196 of Law no. 6404/76 and of article 26, paragraph 1, item III of the Articles of Incorporation, in the amount of sixty-two million, seven hundred and twenty-six thousand, eighty-three reais and twenty-nine cents (R$62,726,083.29) be transferred to the Expansion Profit Reserve, specifically for future application in the modernization and/or expansion of the telecommunications system, for eventual advanced payment of the Company's financial liabilities, and for ensuring strategic and financial flexibility to the Company within the scope of the Brazilian telecommunication industry.

6.3 As for item "3" of the agenda, in compliance with the provisions in article 196 of the Joint-Stock Corporations Act, the consolidated Capital Budget of the company and its controlled companies for fiscal year 2005, in the amount of two hundred and eighty-six million, fifty-eight thousand reais (R$ 286,058,000.00) has been submitted to the Meeting and unanimously approved by the shareholders present to the meeting, with the favorable vote of minority shareholder José Teixeira de Oliveira having been recorded, which budget contemplates the following: a) the remaining balance of the Net Adjusted Profit, under the terms of art. 202 of Law no. 6404/76, in the amount of sixty-two million, seven hundred and twenty-six thousand, eighty-three reais and twenty-nine cents (R$ 62,726,083.29); and b) own/third parties' funds, in the amount of two hundred and twenty-three million, three hundred and thirty-one thousand, nine hundred and sixteen reais and seventy-one cents (R$ 223,331,916.71).

6.4  As for item "4" of the agenda, which deals with election of members to the Audit Committee, after the nominations were duly received by the Presiding Board and the votes counted, the following members were elected to the Audit Committee of the Company: a) By the holders of preferred shares, representing 0.55% of the shares of such type, shareholders Pólo HG – Fundo de Investimento em Títulos e Valores Mobiliários, Vinson Fund, LLC, at a separate voting, with abstention from voting of the Controlling shareholder, as full member, Mr. Cláudio José Carvalho de Andrade , Brazilian, married, business manager, holder of identity card RG nº 4.4.08.508, SSP/BA and of CPF (Individual Taxpayer Card) nº 595.998.045-20, residing and domiciled at Av. das Américas 700, bloco 6, sala 342, Rio de Janeiro/RJ, CEP: 22640-100 and as deputy member , Mr. Daniel Vidal de Almeida , Brazilian, single, accountant, holder of Driver's License nº 00587658853/RJ and of CPF (Individual Taxpayer Card) nº 013.802.237-25, residing and domiciled at Av. das Américas 700, bloco 6, sala 342, Rio de Janeiro/RJ, CEP: 22640-100; b) In compliance with the legal and statutory provisions governing election, in separate, of the minority representatives to the Audit Committee, it has been found out in the Attendance Book that the percentile of minority shareholders present to the meeting did not reach the minimum 10% of the voting shares, as set forth in letter "a", paragraph 4, article 161 of Law no. 6404/76; c) By the general vote of holders of common shares, as full members , Milton Shigueo Takarada , Brazilian, married, accountant, holder of identity card nº 12.721.407-0 SSP/SP, enrolled with the CPF under nº 011.319.328-97, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Cônego Vicente Miguel Marino, 93, 3º andar, São Paulo/SP, CEP: 01135-020 and Evandro Luis Pippi Kruel , Brazilian, married, lawyer, holder of OAB/RS (Brazilian Bar Association/RS Chapter) Card no. 18.780, enrolled with the CPF/MF sob o nº 315.671.000-82, residing and domiciled at Rua João Lira nº 122, aptº 601, Leblon, Rio de Janeiro/RJ and as deputy members, José Ricardo de Sousa Porpino , Brazilian, married, accountant, holder of identity card nº 007999/0-3 - CRC/PA and of CPF (Individual Taxpayer Card) nº 086.622.822-53, with offices at Rua Martiniano de Carvalho nº 851, 17º andar, São Paulo-SP and Fabiana Faé Vicente Rodrigues , Brazilian, single, lawyer, holder of Identity Card RG nº 21.321.225, SSP/SP, enrolled with the CPF/MF under nº 177.777.148- 05, residing and domiciled in the City of São Paulo-SP, with offices at Av. Brigadeiro Faria Lima, 2277, 15º andar, 1503, Jardim Paulistano, São Paulo-SP. The term of office of all the Members of the Audit Committee elected herein shall begin on this date and end on the date of the 2006 Annual Meeting of Shareholders, it being further declared that none of persons elected herein was charged of any crimes which might prevent them from exercising their duties.

6.5. As for item "5" of the agenda, which deals with establishment of the compensation of the members of the Executive Committee, of the Board of Directors and of the Audit Committee, it has been unanimously approved, with the favorable vote of minority shareholder Mr. José Teixeira de Oliveira having been recorded, that the overall annual compensation of the directors/officers be determined as one million, six hundred and three thousand, eight hundred and eighty-nine reais and six cents (R$ 1,603,889.06), it being incumbent upon the Board of Directors to proceed to the distribution thereof among its members and the members of the Executive Committee. It has been further unanimously approved, with the favorable vote of minority shareholder Mr. José Teixeira de Oliveira having been recorded, that the compensation of the members of the Audit Committee be determined as four thousand reais (R$4,000) monthly, in compliance with the provisions in Law no. 6404/76.

6.6  In connection with the matters in the agenda of the Special Meeting of Shareholders, as for item "1" , it has been unanimously approved by the shareholders present to the meeting, with the favorable vote of minority shareholder José Teixeira de Oliveira having been recorded, to ratify the wording of article 5 of the Articles of Incorporation, as suggested by the Board of Directors at a meeting held on 03.30.2005, which approved the increase in the capital stock of the company resulting from the capitalization of the controlling shareholders' credit arising out of the use of the tax benefit resulting from premium of previous fiscal years, put into effect in the subsidiaries Telerj Celular S.A. and Telest Celular S.A., which shall hereinafter read as follows: " Art. 5 – The subscribed and fully paid-up capital stock is eight hundred and ninety-one million, four hundred and fifty-nine thousand, five hundred and twenty-eight reais and twenty cents (R$ 891,459,528.20), divided into four hundred and forty-nine billion, nine million, nine hundred and ninety-four thousand, one hundred and thirty-five (449,009,994,135) shares, of one hundred and eighty-nine billion, four hundred and thirty-four million, nine hundred and fifty-seven thousand, nine hundred and thirty-three (189,434,957,933) are common shares and two hundred and fifty-nine billion, five hundred and seventy-five million, thirty-six thousand, two hundred and two (259,575,036,202) are preferred shares, all of them registered, of book-entry type, with no face value ".

6.7  As for item "2" of the agenda, the majority of the shareholders present to the meeting, with the favorable vote of minority shareholder José Teixeira de Oliveira having been recorded, has approved the proposal to group the 449,009,994,135 registered/book-entry type shares, with no face value, being 189,434,957,933 common shares and 259,575,036,202 preferred shares, of the Capital Stock, in the proportion of five thousand (5,000) shares for one (1) share of the respective type, converting them into 89,801,999 registered/book-entry type shares, with no face value, being 37,886,992 common shares and 51,915,007 preferred shares, in accordance with the provisions in Article 12 of Law no. 6404/76, the Executive Committee of the Company being authorized to implement all the acts necessary for this transaction to be carried out, in the following terms: (i) the shareholders of the Company will be granted a term from March 30, 2005 until May 03, 2005 for them, at their free and sole discretion, to adjust their stock positions, per types, in multiple lots of five thousand (5,000) shares, by trading through securities dealers authorized to operate by the BOVESPA; (ii) as from May 04, 2005, the shares of the capital stock of the Company shall not be traded unless if they are grouped and for a price in Reais (R$) per share; (iii) on May 20, 2005, all the fractional shares resulting from the Stock Grouping will be sold at an auction in the BOVESPA. The fractional shares shall be debited to the shareholders' positions, prior to the auction, and the sale proceeds shall be made available in the name of each holder of fractional shares on May 31, 2005; and (iv) as from May 04, 2005, each ADR will represent one (1) preferred share thereof. In face of the grouping herein approved, article 5 of the Articles of Incorporation shall hereinafter read as follows: " Art. 5 – The subscribed and fully paid-up capital stock eight hundred and ninety-one million, four hundred and fifty-nine thousand, five hundred and twenty-eight reais and twenty cents (R$ 891,459,528.20), divided into eighty-nine million, eight hundred and one thousand, nine hundred and ninety-nine (89,801,999) shares, of which thirty-seven million, eight hundred and eighty-six thousand, nine hundred and ninety-two (37,886,992) are common shares and fifty-one million, nine hundred and fifteen thousand, and seven (51,915,007) are preferred shares, all of them registered, of book-entry type, with no face value ."

6.8  As for item "3" of the agenda of the AGE, the majority of the shareholders present to the meeting, with the favorable vote of minority shareholder José Teixeira de Oliveira having been recorded, has approved the proposal to amend article 4 of the Articles of Incorporation, as for the limit of the authorized capital, which limit is reduced from up to seven hundred billion (700,000,000,000) shares to a limit of up to one hundred and forty million (140,000,000) shares, which article shall hereinafter read as follows: " Art. 4 – The Company may increase its capital stock up to the limit of one hundred and forty million (140,000,00) shares, whether common or preferred, regardless of amendment to the articles of incorporation, the Board of Directors being the competent body to make resolutions on the increase and consequent issuance of new shares within the referred limit ."

7. APPROVAL AND SIGNATURES: After all the matters in the agenda were examined, the minutes of the meeting were read, approved and signed by the attendees. It has been further recorded that, as permitted in § 2 of article 130 of Law no. 6404/76, they authorized the minutes to be published without showing the signatures of the shareholders. Rio de Janeiro, March 29, 2005. Signatures : Evandro Luís Pippi Kruel – Chairman of the Meeting; Simone Wilches Braga – Secretary of the Meeting; Sudestecel Participações S/A; Brasilcel, N.V.; Avista Participações Ltda. - by Evandro Luis Pippi Kruel; Tagilo Participações Ltda. - by Simone Wilches Braga; Polo HG – Fundo de Investimento em Títulos e Valores Mobiliários; Vinson Fund, LLC - by Marcos Duarte Santos; Norges Bank - by Daniel Alves Ferreira; José Teixeira de Oliveira; Jankiel Moszek Waserman and Gilberto Souza Esmeraldo.

I hereby certify that this is faithful copy of the original minutes that were drawn-up in the proper book.

Evandro Luis Pippi Kruel
Chairman of the Meeting – OAB/RS nº 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.